Exhibit 99.2

Letter Dated December 19, 2024 From Goodwood, Inc. To Cosciens Biopharma Inc.

GOODWOOD INC.

132 Trafalgar Road

Oakville, Ontario

L6J 3G5

DELIVERED

December 19, 2024

COSCIENS Biopharma Inc.

222 Bay Street, Suite 3000

Toronto, ON M5K 1E7

Attn: Board of Directors

Dear Directors:

As you know, Goodwood Inc., including investment funds and accounts managed by it (collectively, “Goodwood”), is the largest shareholder of COSCIENS Biopharma Inc. (“COSCIENS” or the “Company”), currently holding approximately 8.2% of your issued and outstanding common shares.

Over the last two quarters, we have become increasingly concerned by the excessive amount of wasted R&D and other expenses that your board continues to permit. This has resulted in substantial declines in the Company’s cash balances. Between January 1, 2024 and September 30, 2024, the Company’s board and senior management burned through U.S. $11.6 million in cash, while reporting a comprehensive loss of U.S. $10.4 million.

COSCIENS shareholders were previously led to believe that the merger of Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. would usher in a new period of fiscal discipline. Based upon comments made by the Company, Goodwood and other shareholders believed that, finally, the merged company would begin placing the best interests of your shareholders front and center, and stop wasting your shareholders’ money chasing unrealistic product development. This was critically important to us, as a then-Aeterna shareholder, because Aeterna had long suffered from an abysmal multi-year track record in its R&D projects, which required large investments of cash yet produced little or no value. In fact, to our knowledge, Aeterna only ever successfully brought one product to market over the past 10 years, despite its substantial and continued investments in R&D.

Unfortunately, the Company’s board and management have not followed through. Instead, the Company continues to aggressively spend on R&D projects, while producing no value for shareholders.

Showcasing the board’s continuing failure of oversight, shareholders need look no further than the Company’s August 27, 2024 announcement that its pivotal Phase 3 safety and efficacy study evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency had failed to meet its primary efficacy endpoint. As you know, this study was the second study required to evaluate the potential use of macimorelin as a diagnostic test in children, as agreed with the U.S. FDA and the European Medicines Agency. The failure to meet the primary efficacy endpoint has made clear to your shareholders that regulatory approval is unrealistic, as evidenced by the 32.4% drop in the Company’s share price during the day following this announcement.

As the Company’s largest shareholder, we are deeply concerned that the Company’s board and management have not learned from the failures of Aeterna, which was plagued by weak performance as a result of its unilateral focus on R&D. In the last two quarters, COSCIENS spent U.S. $4.3 million on R&D, while reporting revenues of only U.S. $4.2 million. While the Company recently disclosed that it had made the decision to discontinue its AIM Biological, Amyotrophic Lateral Sclerosis, and Delayed Clearance Parathyroid Hormone programs, citing increasingly challenging timelines and costs, this decision comes far too late. These programs all commenced in 2021, and the Company incurred years of substantial R&D investment on them, with nothing to show for it.

As directors, you unfortunately seem to have lost sight of the fact that former Aeterna shareholders have suffered enormous destruction of shareholder value from the failed strategy of the Company and its predecessor Aeterna. The Company’s strategy is simply not sustainable, nor is it in the best interests of your shareholders.

We are also concerned that the current board’s insignificant personal shareholdings renders you insensitive to the plight of your shareholders. Collectively, the current directors own only 46,207 common shares in aggregate, or approximately 1.5% of the Company’s issued and outstanding common shares. It speaks volumes to us that, not only do the Company’s current directors not have any material share ownership, you have also not, as far as we know, even seen fit to implement share ownership guidelines for the board.

This lack of any meaningful share ownership by the board is all the more troubling after considering the generous pay that you have received as directors. For example, in the financial year ended December 31, 2023, the four non-management directors of Aeterna collected a total of U.S. $818,000 in fees and share-based awards (approximately 65% of this being in cash payments). And, this ignores the reimbursement of expenses submitted by directors.

This willingness to spend the shareholders’ cash so freely is also illustrated by management pay levels: during 2023, the top five executives of Aeterna collected a total of U.S. $2,067,652. These pay levels contrast starkly with the small size of the Company’s balance sheet and its lack of earnings. It seems that you as directors are operating under the gross misapprehension that you are sitting on the board of a large, highly-profitable pharmaceutical company, rather than accepting the reality of COSCIENS’ circumstances.

Simply put, the Company needs substantial change to its board composition to regain the confidence of your shareholders. The reconstituted board must immediately prioritize value creation and shareholders’ interests. As part of that, the Company must move rapidly to cut costs and eliminate unnecessary spending on long-shot R&D programs. The Company must also immediately switch focus to maximizing the value of COSCIENS’ primary revenue-generating assets – the active ingredients segment of the Company – versus the R&D-intensive and faltering pharmaceuticals segment.

We stand ready to engage with the board on the changes that must be made now to both the board and the Company’s strategy. Absent those changes being promptly implemented, Goodwood intends to propose new directors for election to the board. Those new directors will have the necessary experience and track records, both in specialty pharmaceuticals/biotech and in other industries, to regain the trust of your shareholders. Unlike the current board, the new board will do what it says, and will focus squarely on the creation of shareholder value.

Goodwood has a long and successful track record of improving outcomes at previously underperforming publicly-traded companies through our efforts. We believe that the performance of COSCIENS can be vastly improved. If this current board can’t or won’t do that, we will.

We look forward to hearing from you. I can be reached by telephone at 416-203-2722 or by email at ppuccetti@goodwoodfunds.com.

Yours very truly,
GOODWOOD INC.

/s/ Peter H. Puccetti
Peter H. Puccetti
Chairman and Chief Investment Officer